UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 3Q2019 FINANCIAL RESULTS

Consolidated revenue – 74.9 bln rubles (-5% compared to 2Q2019)

EBITDA1 – 13.7 bln rubles (-9% compared to 2Q2019)

Loss attributable to equity shareholders of Mechel PAO – 0.6 bln rubles

Moscow, Russia – November 19, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 3Q2019.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Consolidated EBITDA went down by 9% in 3Q2019 quarter-on-quarter. This was due mainly to the weakness of coal markets, as well as a decrease in steel output and steel product sales because of repairs at our facilities, including overhaul of one of Chelyabinsk Metallurgical Plant’s blast furnaces. Major planned repairs at our steel facilities will continue to affect our operational performance in the medium run, but they are essential for ensuring stable output in the future.

“I would like to draw your attention to the Group’s success in restoring coal mining volumes and iron ore concentrate production. This trend, which became apparent in 2Q2019, persisted into this reporting period. In 3Q2019, our mining facilities increased coal mining by 15% and iron ore raw materials production by 27% quarter-on-quarter. This enabled us to improve sales volumes of nearly all of the mining division’s products quarter-on-quarter.

“Since steel output decreased, the steel division’s facilities focused on producing the high value-added products, namely structural shapes from Chelyabinsk Metallurgical Plant’s universal rolling mill, including rails, as well as stainless longs and flats. The overall decline in output mostly affected sales volumes of less profitable products, such as rebar and wire rod.

“As principal debt payment amortization draws near, we are actively negotiating the postponement of our debt’s maturity with our key creditor banks. Sberbank’s transfer of its rights to debt payment on the loan denominated in rubles and US dollars, granted to the Group’s subsidiaries Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Bratsk Ferroalloy Plant, for a total of 49 billion rubles, to VTB Bank increased part of VTB Bank in the Group’s debt portfolio up to 51%.”

Consolidated Results For The 3Q2019 and 9M2019

Mln rubles	3Q’ 19	2Q’ 19%		9M’ 19	9M’ 18%
Revenue from contracts with external customers	74,865	78,470	-5%	228,191	237,003	-4%
Operating profit	8,179	9,922	-18%	28,938	47,802	-39%
EBITDA	13,720	15,025	-9%	44,067	60,646	-27%
EBITDA, margin	18%	19%		19%	26%
Profit / (loss) attributable to equity shareholders of Mechel PAO	(571)	1,409	-141%	12,174	10,997	11%

Mechel PAO’s Chief Financial Officer Nelli Galeyeva commented:

“Consolidated EBITDA for 9M2019 totaled 44.1 billion rubles. Profit attributable to equity shareholders of Mechel PAO went up by 1.2 billion rubles year-on-year and reached 12.2 billion rubles over these nine months. Dynamics of foreign exchange gains on foreign currency obligations had a major impact on this indicator in connection with the ruble strengthening against US dollar and euro in this reporting period.

“The operating cash flow went up to 15.8 billion rubles in 3Q2019 as compared to 12.8 billion rubles in 2Q2019 and remains sufficient for both the Group’s operational needs and decreasing debt leverage.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

“In 3Q2019, the Group’s financial expenses went down by 0.4 billion rubles from 9.9 billion rubles in 2Q2019 to 9.5 billion rubles, which was due to a lower Central Bank of the Russian Federation key interest rate and other floating rates. We paid a total of 8.0 billion rubles interest in 3Q2019, including capitalized interest and lease interest, which corresponds with the average quarterly value of this indicator. Current average interest rate and average paid interest rate is 7.4%.

“The Group’s net debt excluding fines and penalties on overdue amounts and options went down by 15 billion rubles as compared to December 31, 2018, and amounted to 408 billion rubles.

“The Net Debt to EBITDA ratio amounted to 6.9 at the end of 3Q2019 as compared to 6.4 at the end of 2Q2019. This figure grew due to EBITDA decrease compared to the previous reporting period. The debt portfolio’s structure remained largely unchanged, with 65% of our debt nominated in rubles and the remainder in foreign currency. Russian state-controlled banks account for 89% of our lenders.”

Mining Segment

Revenue from contracts with external customers in 3Q2019 went down by 7% quarter-on-quarter as global coal markets weakened and due to decreased sales volumes of coking coal concentrate. The division’s revenue in 9M2019 was stable year-on-year due to a slight decrease in coal product sales volumes while prices went higher.

The division’s EBITDA in 3Q2019 demonstrated a 9% decrease quarter-on-quarter, with the main negative factor being the decrease in prices for the division’s entire product range except iron ore concentrate. The lower EBITDA in 9M2019 year-on-year was due to increased production and sales costs due to outrunning stripping volumes and the division’s sweeping repairs program.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“In 3Q2019 we continued to increase coal mining volumes. Mining at Southern Kuzbass Coal Company grew by 36% quarter-on-quarter, and the division’s overall mining went up by 15%. We are not leaving it at that and will continue to restore our production indicators. Iron ore concentrate’s output at Korshunov Mining Plant went up 27% quarter-on-quarter. Our facilities are keeping up fast-paced preparations of our coal and iron ore reserves for mining, with stripping volumes up by 19% quarter-on-quarter.

“This advanced pace of increasing stripping and mining coal and iron ore was due to our mining equipment fleet modernization as well as bringing in contractors with mining equipment of their own.

“I would like to note that as the division’s mining volumes and sales grow, we see a stable downward trend in unit production costs across almost all our facilities since 2Q2019. This enables us to keep up stable efficiency even with current high volatility at metallurgical commodity markets. Price weakness was largely due to coal import restrictions in Chinese ports. It is expected that early next year those restrictions will be cancelled, which will have a positive impact on global metallurgical coal markets by this year’s end.”

Mln rubles	3Q’ 19	2Q’ 19%		9M’ 19	9M’ 18%
Revenue from contracts with external customers	23,425	25,258	-7%	73,228	73,316	0%
Revenue inter-segment	10,002	10,258	-2%	29,733	28,460	4%
EBITDA	10,590	11,588	-9%	33,164	36,582	-9%
EBITDA, margin	32%	33%		32%	36%

Steel Segment

Revenue from contracts with external customers in 3Q2019 went down by 3% quarter-on-quarter and by 7% in 9M2019 year-on-year as overall output volumes and steel products sales decreased due to a sweeping program of current and capital repairs to the equipment at the division’s facilities.

The division’s EBITDA in 3Q2019 demonstrated a 30% drop quarter-on-quarter, while EBITDA in 9M2019 went down by 51% year-on-year. This was mostly due to decreased steel output and sales, as well as higher iron ore prices.

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“Due to our facilities undertaking extensive repairs, including capital repairs of key equipment such as Chelyabinsk Metallurgical Plant’s blast furnace #4, steel output went down both quarter-on-quarter and over 9M2019 year-on-year. With this in mind, in 3Q2019 the division adjusted its output and sales structure to arrange efficient use of its resources and maximize financial results. Output of the least profitable products went down. As a result, sales of rebar and wire rod went down quarter-on-quarter by 19% and 28% respectively. At the same time, output of high value-added products increased. Sales of rails spiked by 75% quarter-on-quarter, sales of other structural shapes at Chelyabinsk Metallurgical Plant’s universal rolling mill went up by 5%. Sales volumes of stainless flats went up by 15% and stainless forgings by 17%. Sales of the most expensive types of nickel-containing longs and wire ropes also increased.

“Average sales prices of the most profitable products demonstrated primarily positive dynamics quarter-on-quarter, while prices for rebar and wire rod peaked in the end of 2Q2019 and early 3Q2019 and took a downward turn. These negative dynamics for construction product range was due to limited export alternatives, increased competition and market offers and seasonal decline in demand.

“The repairs program at the division’s facilities continues. This includes scheduled for the end of this year replacement of Chelyabinsk Metallurgical Plant’s converter #1 and capital repairs of Urals Stampings Plant’s press #2.  Wire-rope production facility modernization program and stranded ropes output mastering are being successfully implemented at Beloretsk Metallurgical Plant. These projects will help to raise our equipment’s reliability and efficiency and to improve quality of our products, and also to reduce impact on the environment.”

Mln rubles	3Q’ 19	2Q’ 19%		9M’ 19	9M’ 18%
Revenue from contracts with external customers	45,479	46,750	-3%	134,291	143,842	-7%
Revenue inter-segment	1,335	1,441	-7%	4,371	4,211	4%
EBITDA	3,060	4,376	-30%	10,695	21,960	-51%
EBITDA, margin	7%	9%		8%	15%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“As our facilities decreased their capacity utilization and demand for our division’s products saw a seasonal decline typical for summer period, revenue in 3Q2019 demonstrated negative dynamics quarter-on-quarter. Nevertheless, EBITDA in this reporting period showed a major increase as cost of sales went down.

“Revenue for 9M2019 went up year-on-year primarily due to increased sales volumes, but growing cost of sales brought down EBITDA and EBITDA margin.”

Mln rubles	3Q’ 19	2Q’ 19%		9M’ 19	9M’ 18%
Revenue from contracts with external customers	5,960	6,462	-8%	20,671	19,845	4%
Revenue inter-segment	3,349	3,665	-9%	11,414	11,173	2%
EBITDA	593	47	1 162%	874	1,380	-37%
EBITDA, margin	6%	0%		3%	4%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	30.09.2019	31.12.2018
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	376,508	402,417
Interest payable	7,912	7,749
Non-current loans and borrowings	8,763	6,538
Other non-current financial liabilities	47,336	44,510
less Cash and cash equivalents	(2,947)	(1,803)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	437,572	459,411

Current lease liabilities	9,805	5,880
Non-current lease liabilities	7,473	2,413
Net debt, excluding fines and penalties on overdue amounts	454,850	467,704

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	9m 2019	9m 2018	9m 2019	9m 2018	9m 2019	9m 2018	9m 2019	9m 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	12,174	10,997	9,485	10,414	6,033	727	(909)	365
Add:
Depreciation and amortisation	11,268	10,159	6,325	5,702	4,569	4,088	374	369
Foreign exchange (gain) loss, net	(15,889)	18,604	(3,010)	11,467	(12,860)	7,124	(19)	13
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	29,439	31,729	18,297	22,707	11,252	9,732	488	414
Finance income	(534)	(20,561)	(740)	(19,090)	(368)	(1,808)	(24)	(783)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	2,565	2,257	1,794	867	513	651	259	739
Net result on the disposal of subsidiaries	-	-	-	(3)	-	3	-	-
Profit attributable to non-controlling interests	1,253	933	634	224	555	585	64	124
Income tax expense (benefit)	2,219	6,188	(91)	4,516	499	326	41	109
Effect of pension obligations	143	108	121	88	19	18	3	2
Other fines and penalties	1,522	602	396	(49)	527	620	599	31
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(93)	(370)	(47)	(261)	(44)	(106)	(2)	(3)
EBITDA	44,067	60,646	33,164	36,582	10,695	21,960	874	1,380
EBITDA, margin	19%	26%	32%	36%	8%	15%	3%	4%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3q 2019	2q 2019	3q 2019	2q 2019	3q 2019	2q 2019	3q 2019	2q 2019
(Loss) profit attributable to equity shareholders of Mechel PAO	(571)	1,409	(146)	3,644	(886)	(16)	55	(744)
Add:
Depreciation and amortisation	4,085	3,525	2,314	1,942	1,637	1,465	134	118
Foreign exchange (gain) loss, net	(1,259)	(2,651)	545	(944)	(1,805)	(1,705)	1	(2)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	9,450	9,904	5,793	6,257	3,699	3,678	158	167
Finance income	(44)	(258)	(129)	(349)	(106)	(99)	(8)	(8)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	1,141	912	1,238	346	53	278	(150)	286
Profit (loss) attributable to non-controlling interests	564	311	248	205	188	170	128	(65)
Income tax expense (benefit)	51	1,037	574	294	286	290	118	(35)
Effect of pension obligations	41	54	34	47	6	7	1	1
Other fines and penalties	285	797	123	148	6	320	157	329
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(23)	(15)	(4)	(2)	(18)	(12)	(1)	-
EBITDA	13,720	15,025	10,590	11,588	3,060	4,376	593	47
EBITDA, margin	18%	19%	32%	33%	7%	9%	6%	0%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the nine months ended September 30, 2019
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Nine months ended September 30,	Nine months ended September 30,
	2019	2018
	(unaudited)	(unaudited)

Revenue from contracts with customers	228,191	237,003
Cost of sales	(141,795)	(131,757)
Gross profit	86,396	105,246
Selling and distribution expenses	(41,596)	(41,939)
Allowance for expected credit losses on financial assets	(384)	(806)
Taxes other than income taxes	(3,311)	(3,685)
Administrative and other operating expenses	(12,744)	(11,951)
Other operating income	577	937
Total selling, distribution and operating income and (expenses), net	(57,458)	(57,444)
Operating profit	28,938	47,802

Finance income	534	20,561
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(29,439)	(31,729)
Foreign exchange gain (loss), net	15,889	(18,604)
Share of profit (loss) of associates, net	32	38
Other income	94	401
Other expenses	(402)	(351)
Total other income and (expense), net	(13,292)	(29,684)
Profit before tax	15,646	18,118

Income tax expense	(2,219)	(6,188)
Profit for the period	13,427	11,930

Attributable to:
Equity shareholders of Mechel PAO	12,174	10,997
Non-controlling interests	1,253	933

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of income tax:	(1,351)	79
Exchange differences on translation of foreign operations	(1,351)	79
Other comprehensive loss not to be reclassified to profit or loss in subsequent periods, net of income tax:	(327)	(5)
Re-measurement of defined benefit plans	(327)	(5)
Other comprehensive (loss) income for the period, net of tax	(1,678)	74
Total comprehensive income for the period, net of tax	11,749	12,004

Attributable to:
Equity shareholders of Mechel PAO	10,502	11,071
Non-controlling interests	1,247	933

Earnings per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, profit for the period attributable to common equity shareholders of Mechel PAO (Russian rubles per share)	29.25	26.42

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of September 30, 2019
(All amounts are in millions of Russian rubles)
	September 30, 2019	December 31, 2018
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	196,342	189,879
Mineral licenses	31,299	32,068
Goodwill and other intangible assets	16,819	16,883
Investments in associates	324	293
Deferred tax assets	8,393	5,488
Other non-current assets	581	630
Non-current financial assets	232	244
Total non-current assets	253,990	245,485

Current assets
Inventories	40,462	43,423
Income tax receivables	43	121
Trade and other receivables	19,027	17,612
Other current assets	7,153	8,673
Other current financial assets	345	508
Cash and cash equivalents	2,947	1,803
Total current assets	69,977	72,140
Total assets	323,967	317,625

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	99	1,771
Accumulated deficit	(263,989)	(274,186)
Equity attributable to equity shareholders of Mechel PAO	(234,516)	(243,041)
Non-controlling interests	11,021	9,846
Total equity	(223,495)	(233,195)

Non-current liabilities
Loans and borrowings	8,763	6,538
Lease liabilities	7,473	2,413
Other non-current financial liabilities	47,336	44,510
Other non-current liabilities	108	120
Pension obligations	4,176	3,819
Provisions	4,656	3,719
Deferred tax liabilities	14,205	13,506
Total non-current liabilities	86,717	74,625

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 10,385 million and RUB 9,877 million as of September 30, 2019 and December 31, 2018, respectively	386,893	412,294
Trade and other payables	37,084	34,800
Lease liabilities	9,805	5,880
Income tax payable	8,508	6,425
Taxes and similar charges payable other than income tax	8,490	6,106
Advances received and other current liabilities	4,351	5,096
Pension obligations	793	772
Provisions	4,821	4,822
Total current liabilities	460,745	476,195
Total liabilities	547,462	550,820
Total equity and liabilities	323,967	317,625

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the nine months ended September 30, 2019
(All amounts are in millions of Russian rubles)
	Nine months ended September 30,	Nine months ended September 30,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	13,427	11,930
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment and amortisation of mineral licenses and other intangible assets	11,268	10,159
Foreign exchange (gain) loss, net	(15,889)	18,604
Deferred income tax (benefit) expense	(2,146)	2,234
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	264	454
Write-off of inventories to net realisable value	1,663	1,107
Impairment of goodwill and other non-current assets and loss on write-off of non‑current assets	615	307
Finance income	(534)	(20,561)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	29,439	31,729
Provisions for legal claims, taxes and other provisions	2,922	1,956
Other	16	59

Changes in working capital items
Trade and other receivables	(2,490)	(41)
Inventories	(1,706)	(4,236)
Trade and other payables	3,393	43
Advances received	(822)	1,868
Taxes payable and other liabilities	4,025	1,269
Other current assets	1,200	(41)

Income tax paid	(2,068)	(3,062)
Net cash provided by operating activities	42,577	53,778

Cash flows from investing activities
Interest received	67	142
Royalty and other proceeds associated with disposal of subsidiaries	17	3
Proceeds from loans issued and other investments	313	9
Proceeds from disposals of property, plant and equipment	211	140
Purchases of property, plant and equipment	(4,499)	(3,321)
Purchases of intangible assets	-	(150)
Interest paid, capitalised	(194)	(310)

Net cash used in investing activities	(4,085)	(3,487)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 478 million and RUB 1,959 million for the nine months ended September 30, 2019 and 2018, respectively	7,008	67,228
Repayment of loans and borrowings, including payments of factoring arrangement of RUB 2,066 million and RUB 37 million for the nine months ended September 30, 2019 and 2018, respectively	(16,511)	(83,904)
Repayment of other current financial liabilities	-	(442)
Dividends paid to shareholders of Mechel PAO	(1,515)	(1,386)
Dividends paid to non-controlling interests	(7)	(7)
Interest paid, including fines and penalties	(23,724)	(25,302)
Repayment of lease obligations	(1,615)	(2,172)
Effect of sale and leaseback transactions	243	-
Deferred payments for acquisition of assets	(213)	(540)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(361)	(3,340)
Net cash used in financing activities	(36,695)	(49,865)

Foreign exchange (gain) loss on cash and cash equivalents, net	(592)	364
Changes in allowance for expected credit losses on cash and cash equivalents	4	(32)
Net increase in cash and cash equivalents	1,209	758

Cash and cash equivalents at beginning of period	1,803	2,452
Cash and cash equivalents, net of overdrafts at beginning of period	380	1,223

Cash and cash equivalents at end of period	2,947	2,777
Cash and cash equivalents, net of overdrafts at end of period	1,589	1,981

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 19, 2019